SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]                    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________



This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-11972 and 333-14140 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and
333-122302.

                                  ATTUNITY LTD



6-K Items

     1. Press release re Attunity Reports First Quarter 2005 Results dated April 20, 2005.

                                                                          ITEM 1

Press Release                                                   Source: Attunity

Attunity Reports First Quarter 2005 Results

Wednesday April 20, 4:00 pm ET

License Revenue Growth of 40% year over year and 33% sequentially Operating loss reduced by 41% from previous quarter WAKEFIELD, Mass.--(BUSINESS WIRE)--April 20, 2005--Attunity, Ltd. (NASDAQ: ATTU - News), a leading provider of enterprise data integration software, today reported its financial results for the first quarter ending March 31, 2005.

Total revenues for the first quarter 2005 were $3,859,000, representing an increase of 22% over total revenues of $3,171,000 in the first quarter of 2004, and an increase of 13% over total revenues of $3,426,000 in the fourth quarter of 2004. License revenue was $2,258,000, an increase of 40% over $1,616,000 in the first quarter of last year and an increase of 33% over $1,698,000 in the previous quarter. The net loss from continued operations for the first quarter of 2005 was $735,000 or ($0.05) per share, compared with a net loss from continued operations of $239,000 or ($0.02) per share in the first quarter of 2004, and compared with a net loss from continued operations of $1,007,000 or ($0.07) per share in the fourth quarter of 2004.

"We are very encouraged that the plan we launched in September of 2004 to focus the company on growing license revenues and improve operating margins is yielding the results we expected," said Aki Ratner, CEO of Attunity.

Highlights of the Quarter

     o License revenue growth of 40% compared to the first quarter of 2004 and 33% sequentially

     o License revenue growth in our major geographic regions, North America and EMEA

     o    Record license revenue and number of contracts in North America

     o Operating loss reduced by 41% from $820,000 in the fourth quarter of 2004 to $483,000

     o Signed two additional partners in the Business Intelligence and Data Archiving space

     o    Discontinued all non-core business operations

     o    Cash and cash equivalents increased to $6.5 million

     o Major customer wins across industry segments, as represented by Sprint, Polkomstell, Fortunoff, John Hancock, DuPont, FedEx and Generale des Daux


Mr Ratner continued, "We will continue to focus on seeing our plan through to fruition. We have seen increased demand for our products, which have become strategic solutions for our customers. Attunity is uniquely positioned to capitalize on the growth in On Demand Business Intelligence that is driving the market for real-time data integration."

Attunity Conference Call

The company has scheduled a conference call and simultaneous Web-cast at 4:30 pm Eastern Time on April 20. To participate in the call, U.S. callers can dial 866-761-0749 and international callers can dial +1-617-614-2707 and entering the passcode 19473389 five minutes prior to the start time. The call will be available for replay through the end of April, 2005 by dialing 888-286-8010 (in the US) or +1-617-801-6888 (international) and entering the passcode 23244327. This call will also be broadcast live on the Internet. To register and view the Webcast, go to http://www.attunity.com/investors. An online replay will be available approximately two hours after the call.

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More then a 1000 customers are using Attunity software world-wide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and solution offerings.

Safe Harbor Statement

Certain statements in this press release are forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity's products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity's new and existing products, and other factors and risks discussed in Attunity's Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission. Attunity assumes no obligation to update information concerning its expectations.




CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
                                             March 31,    December 31,
                                              2005           2004
                                           ---------------------------
                                            Unaudited
                                           -----------
   ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                     $6,393         $1,717
  Restricted cash                                   72             73
    Trade receivables, net                       2,074          2,160
  Other current assets                           1,511          1,250
  Assets of discontinued operation                 558            521
                                           ---------------------------
Total current assets                            10,608          5,721
--------------------                       ---------------------------

LONG-TERM PREPAID EXPENSES                          77             64
                                           ---------------------------

SEVERANCE PAY FUND                                 677            698
                                           ---------------------------

PROPERTY AND EQUIPMENT, NET                        667            834
                                           ---------------------------

OTHER ASSETS, NET                               10,758         10,826
                                           ---------------------------

Total assets                                   $22,787        $18,143
------------                               ===========================

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt             $83            $70
  Trade payables                                   484            611
  Deferred revenues                              4,819          2,298
  Employees and payroll accruals                 1,451          1,156
  Accrued expenses and other liabilities         2,014          2,097
  Liabilities of discontinued operation            531            892
                                           ---------------------------
Total current liabilities                        9,382          7,124
-------------------------                  ---------------------------

LONG-TERM LIABILITIES:
  Long-term debts                                  392            339
  Accrued severance pay                            983          1,008
                                           ---------------------------
Total long-term liabilities                      1,375          1,347
---------------------------                ---------------------------

SHAREHOLDERS' EQUITY:
     Share capital                                 577            539
  Additional paid-in capital                    93,065         89,618
  Accumulated other comprehensive loss            (190)          (148)
  Accumulated deficit                          (81,422)       (80,337)
                                           ---------------------------
Total shareholders' equity                      12,030          9,672
--------------------------                 ---------------------------

Total liabilities and shareholders' equity     $22,787        $18,143
------------------------------------------ ===========================

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data


                                    Three months ended
                                        March 31,
                                  --------------------
                                      2005      2004
                                  --------------------
                                        Unaudited
                                  --------------------
Revenues:
  Software licenses                  $2,258    $1,616
  Services                            1,601     1,555
                                  --------------------

                                      3,859     3,171
                                  --------------------
Cost of revenues:
  Software licenses                     390       533
  Services                              484       406
                                  --------------------

                                        874       939
                                  --------------------

Gross profit                          2,985     2,232
                                  --------------------

Operating expenses:
  Research and development, net         569       323
  Selling and marketing               2,321     1,529
  General and administrative            578       593
                                  --------------------

Total operating expenses              3,468     2,445
------------------------          --------------------

Operating loss                         (483)     (213)

Financial expenses, net                (225)       (9)
Other expenses                          (14)        -
                                  --------------------

 Loss before income taxes              (722)     (222)
Taxes on income                         (13)      (17)
                                  --------------------

Loss from continued operations         (735)     (239)
Discontinued operations:
  Loss, net of income taxes            (350)      (18)
                                  --------------------

Net loss                            $(1,085)    $(257)
                                  ====================

Basic and diluted net loss per
 share from continued operations     $(0.05)   $(0.02)
                                  ====================

Basic and diluted net loss per
 share from discontinued
 operations, net of income taxes     $(0.02)   $(0.00)
                                  ====================

Basic and diluted net loss per
 share                               $(0.07)   $(0.02)
                                  ====================

Weighted average number of shares
 used in computing basic and
 diluted net loss per share          16,176    15,007
                                  ====================


---------------

Contact:
     Attunity Daniel Sapir, 781-213-5200
     VP Marketing
     daniel.sapir@attunity.com
     or
     Ofer Segev, 781-213-5203
     CFO
     ofer.segev@attunity.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                                (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer


Date: April 20, 2005